SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to                        ..

Commission File No. 001-36408

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

PacWest Bancorp 401(k) Plan

PacWest Bancorp

130 S. State College Blvd, Brea, CA 92821

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp

9701 Wilshire Blvd., Suite 700

Beverly Hills, California 90212

PacWest Bancorp 401(k) Plan

Form 11-K

December 31, 2022

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

PacWest Bancorp 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PacWest Bancorp 401(k) Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the Plan’s financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan’s auditor since 2008.

Irvine, California
June 30, 2023

PacWest Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets:
Investments at fair value:
Federal money market fund	$12,199,093	$10,568,506
Mutual funds	113,166,882	133,256,337
PacWest Bancorp common stock	5,378,258	9,660,057
Common collective trusts	96,799,992	107,125,867
Total investments at fair value	227,544,225	260,610,767
Receivables:
Notes receivable from participants	3,713,339	2,884,844
Participant contributions receivable	46,293	--
Employer contribution receivable	18,393	--
Total receivables	3,778,025	2,884,844
Total assets	231,322,250	263,495,611

Liabilities:
Payable for excess contribution	--	31,898
Net assets available for benefits	$231,322,250	$263,463,713

See Accompanying Notes to these Financial Statements.

PacWest Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2022

Additions:
Investment (loss) income:
Net depreciation in fair value of investments	$(54,576,175)
Interest and dividends	3,970,824
Total investment loss, net	(50,605,351)

Interest on notes receivable from participants	181,806

Contributions:
Participants	21,650,835
Rollovers	4,195,375
Employer	7,796,515
Total contributions	33,642,725
Total additions, net	(16,780,820)
Deductions:
Benefits paid to participants	15,073,207
Deemed distributions	17,156
Corrective distributions	23,984
Administrative expenses	248,737
Total deductions	15,363,084
Net decrease in net assets available for benefits before transfers	(32,143,904)
Transfers from mergers (Note 1)	2,441
Net decrease in net assets available for benefits	(32,141,463)
Net assets available for benefits:
Beginning of the year	263,463,713
End of the year	$231,322,250

See Accompanying Notes to these Financial Statements.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2022 and 2021

(1) Description of the Plan

The following description of the PacWest Bancorp 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)  General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of PacWest Bancorp and its subsidiaries (the “Company”) that have agreed to participate in the Plan. The Plan is administered by PacWest Bancorp (the “Sponsoring Employer” or “Plan Administrator”) who acts by and through its administrative committee (the “401(k) Plan Committee”). The 401(k) Plan Committee is presently comprised of six officers of Pacific Western Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (“Trustee”). In February 2022, the Company acquired 100% of the membership in Civic Ventures LLC (CIVIC). The 401(k) plan in which the Civic employees participated included other entities all of which shared common ownership. That plan was not terminated. Instead, the Civic employee balances were merged into the Company’s plan in 2021 and 2022.

(b)  Contributions and Eligibility

Employees of the Company who are at least 18 years of age are eligible to participate in the Plan beginning the first day of the month following their hire date. Participants may contribute, under a salary reduction agreement, up to 60% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $20,500 for 2022. The Company funds matching contributions based on the calculation of annual compensation and deferrals.  For the 2022 plan year, the matching contribution was determined to be a maximum amount of 50% of the first 8% of covered compensation. In addition, participants may contribute amounts representing distributions (rollovers) from other tax-favored plans, and participants age 50 and over may also make “catch-up” contributions up to $6,500 in accordance with Internal Revenue Code (“IRC”) regulations and limitations. The Plan was amended in 2022 to permit additional annual contributions up to maximum of $25,000 to be made on a non-deductible post-tax basis.

Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested at the participant’s discretion in the same manner as their salary reduction contributions.

(c)  Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution, and earnings or losses. Earnings (losses) of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d)  Vesting

Participant contributions are immediately fully vested. In June 2021, the Plan was amended and the Company fully vested all employed participants in 100% of the Company match.

Nonvested amounts in a terminated participant’s account prior to June 1, 2021 were forfeited in accordance with Plan provisions, which allows for forfeited amounts to be utilized to pay Plan expenses or to offset employer contributions. At December 31, 2022 and 2021, the remaining forfeited balances within the Plan totaled $112,642 and $189,967, respectively, and during the year ended December 31, 2022, $217,384 of forfeited amounts were used to offset employer contributions and $6,152 was used to offset plan expenses.

(e)  Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant’s termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions.

For distributions other than due to financial hardship, the method of payment shall be based on the participant’s election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (“IRA”) or other tax favored plan that accepts the transfer. Distributions shall be made in cash or in-kind, in accordance with the participant’s election and Plan provisions.

(f)  Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance in the participant’s account during the prior 12-month period. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates at December 31, 2022 and 2021 ranged from 3.25% to 9.00%, respectively, and the loans mature through May 2048. The term of loans made by the Plan cannot exceed five years, except if the loan is used to purchase the principal residence of the participant, in which case the loan term may be extended for up to a period of 10 years. Principal and interest are paid ratably through participant payroll deductions. If a participant defaults on the loan, it is generally treated as a taxable distribution from the Plan (a “Deemed Distribution”).

(g)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(h)  Investment Options

All accounts are invested in accordance with terms of the Plan document and investment options elected by participants. Participants direct the investment of their contributions and Company’s matching contributions into various investment options offered by the Plan.  If a participant does not choose an investment fund, the contributions are invested in the age appropriate target date fund.  Participants may change their deferral percentage or investment direction at any time. Investment options offered by the Plan include a money market fund, mutual funds, PacWest Bancorp common stock and common collective trust funds. Contributions or transfers into PacWest Bancorp common stock are limited to no more than 25% of either future contributions or participant account balance.

(2) Significant Accounting Policies

(a)  Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b)  Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits along with the additions and deductions presented in the statement of changes in net assets available for benefits, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c)  Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note (3) Fair Value Measurements for further discussion of the fair value of Plan investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments purchased, sold and held during the year.

(d)  Notes Receivable from Participants

The notes receivable from participants are valued at cost plus any accrued but unapplied interest, which approximates fair value. Interest income is recorded when earned. If a participant ceases to make note repayments and the Plan administrator deems the note to be in default, the participant note balance is reduced and a Deemed Distribution is recorded.

(e)  Payment of Participant Benefits

Participant benefits are recorded when paid.

(f)  Administrative Expenses

Administrative expenses of the Plan are paid from forfeited amounts or by the Company, except for loan fees and maintenance fees for ex-employees which are charged to the applicable participant accounts. The Company is also a party-in-interest and the Trustee charges fees to the participant for processing loan application transactions. See Note (4), Party-in-Interest Transactions, for additional party-in-interest information. The administrative expenses paid by the Plan in 2022 totaled $248,737.

(g)  Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of the Plan’s investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)  Concentration of Credit Risk

Investment in PacWest Bancorp’s common stock comprised approximately 2.3% and 3.7% of the Plan’s net assets available for benefits as of December 31, 2022 and 2021, respectively. Generally, participants may not allocate more than 25% of their contributions into PacWest Bancorp’s common stock.

(i)  Subsequent Events

Plan management has evaluated events subsequent to December 31, 2022 and through the date that the accompanying financial statements were filed with the Securities and Exchange Commission, and has concluded there are no subsequent events that would require recognition or disclosure in the accompanying financial statements.

(j) Corrective Distributions

Corrective distributions occur when participants exceed the maximum contribution limit and the excess contribution is not return to the participant in the same calendar year. During 2022, $23,984 was returned to participants.

(3) Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Assets at Fair Value as of December 31, 2022

	Level 1	Total
Mutual Funds	$113,166,882	$113,166,882
Federal Money Market Fund	12,199,093	12,199,093
PacWest Bancorp Common Stock	5,378,258	5,378,258
Total Investments at Fair Value	130,744,233	130,744,233
Common Collective Trusts measured at NAV*	—	96,799,992
	$130,744,233	$227,544,225

Assets at Fair Value as of December 31, 2021

	Level 1	Total
Mutual Funds	$133,256,337	$133,256,337
Federal Money Market Fund	10,568,506	10,568,506
PacWest Bancorp Common Stock	9,660,057	9,660,057
Total Investments at Fair Value	153,484,900	153,484,900
Common Collective Trust Fund measured at NAV*	—	107,125,867
	$153,484,900	$260,610,767

*	Certain investments are measured at fair value using the net asset value (“NAV”) per share (or its equivalent) as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for the investments measured at fair value.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Federal Money Market Fund

The Federal Money Market fund is valued at quoted market prices in an exchange and active market.

PacWest Bancorp Common Stock

PacWest Bancorp common stock is stated at the fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year which was $22.95 per share at year-end 2022. In conjunction with the March 2023 regional bank failures, the price of PacWest Bancorp common stock declined significantly and closed at $8.16 per share on June 28, 2023.

Common Collective Trusts

The Galliard stable value fund is composed primarily of fully benefit-responsive investment contracts that are valued at the NAV, an estimate of fair value. The unit value is calculated by dividing the fund’s value on the valuation date by the number of units outstanding. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months notification in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

The T. Rowe Price blue chip and retirement trust’s financial instruments are valued at the close of business on the last day of the Plan year and are reported at fair value. Investments in the underlying trusts are valued at their closing NAV per unit on the day of valuations. The fair value of the common collective trusts has been established using the NAV as a practical expedient and they are not assigned to a level in the fair value hierarchy.

The following table summarizes investments for which fair value is measured using the NAV per share (or its equivalent) practical expedient as of December 31, 2022, and 2021, respectively.

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
T. Rowe Price Retire 2040	12,204,473	n/a	Daily	n/a
T. Rowe Price Retire 2030	11,507,773	n/a	Daily	n/a
T. Rowe Price Retire 2025	10,832,982	n/a	Daily	n/a
T. Rowe Price Retire 2045	10,818,993	n/a	Daily	n/a
T. Rowe Price Retire 2035	10,288,129	n/a	Daily	n/a
T. Rowe Price Retire 2050	8,925,609	n/a	Daily	n/a
T. Rowe Price Retire 2055	7,573,026	n/a	Daily	n/a
Galliard stable value fund	7,529,475	n/a	Daily	12 months
T. Rowe Price Retire 2020	5,719,420	n/a	Daily	n/a
T. Rowe Price Blue Chip Growth	5,414,360	n/a	Daily	n/a
T. Rowe Price Retire 2060	2,073,234	n/a	Daily	n/a
T. Rowe Price Retire 2015	1,731,719	n/a	Daily	n/a
T. Rowe Price Retire 2005	1,197,285	n/a	Daily	n/a
T. Rowe Price Retire 2010	771,384	n/a	Daily	n/a
T. Rowe Price Retire 2065	212,130	n/a	Daily	n/a

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
T. Rowe Price Retire 2040	13,276,857	n/a	Daily	n/a
T. Rowe Price Retire 2025	12,896,897	n/a	Daily	n/a
T. Rowe Price Retire 2030	12,110,059	n/a	Daily	n/a
T. Rowe Price Retire 2045	11,869,826	n/a	Daily	n/a
T. Rowe Price Retire 2035	11,532,809	n/a	Daily	n/a
T. Rowe Price Retire 2050	9,342,042	n/a	Daily	n/a
T. Rowe Blue Chip Growth	9,054,855	n/a	Daily	n/a
T. Rowe Price Retire 2055	7,729,264	n/a	Daily	n/a
T. Rowe Price Retire 2020	7,190,426	n/a	Daily	n/a
Wells Fargo stable return fund	5,538,566	n/a	Daily	12 months
T. Rowe Price Retire 2015	2,511,378	n/a	Daily	n/a
T. Rowe Price Retire 2060	1,459,673	n/a	Daily	n/a
T. Rowe Price Retire 2005	1,298,347	n/a	Daily	n/a
T. Rowe Price Retire 2010	1,280,144	n/a	Daily	n/a
T. Rowe Price Retire 2065	34,724	n/a	Daily	n/a

(4) Party-in-Interest Transactions

Parties-in-interest (as defined by ERISA) may perform services or have fiduciary responsibilities to the Plan. The party-in-interest transactions discussed below qualify for an exemption from the party-in-interest transaction prohibitions of ERISA.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common stock of PacWest Bancorp company stock, and thus, these are party-in-interest transactions.

The following table notes the purchases and sales of PacWest Bancorp common stock during the years indicated:

	2022	2021
Shares purchased	46,650	30,308
Shares sold	26,187	27,184
Shares held as of December 31,	234,276	213,813

In May 2023 the Plan was amended to prohibit any future contributions into PacWest Bancorp common stock. Participants are allowed to dispose of current holdings but are no longer allowed to contribute any amount into PacWest Bancorp common stock.

The Company paid certain administrative expenses of the Plan for the year ended December 31, 2022 totaling $19,162 to Fidelity Management Trust Company (Note 2).

(5) Income Taxes

The prototype plan adopted by the Company received a favorable tax determination letter on June 30, 2020, as part of a volume submitter plan from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under IRC Section 401(a) and that the Plan is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended and restated, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

PacWest Bancorp 401(k) Plan

Form 5500 Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Employer Number 33-0885320

Plan Number: 001

December 31, 2022

Identity of issuer, borrower, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value
Money market fund:
Vanguard	Federal Money Market Fund		$12,199,093

Mutual funds:
Fidelity (a)	500 Index Fund	278,377	37,057,566
Fidelity (a)	Contrafund	919,118	15,468,764
Fidelity (a)	Diversified International Fund	1,013,277	11,885,735
Vanguard	Total Bond Market Index Fund	957,772	9,079,678
Artisan	Small Cap Fund	253,563	7,477,586
Vanguard	Equity Income Fund	88,130	7,458,437
Mass Mutual	Select Mid Cap Growth Fund	396,201	6,775,039
John Hancock	Disciplined Value Mid Cap Fund	223,138	5,444,564
Dodge & Cox	Income Fund	425,813	5,190,663
Fidelity (a)	Extended Market Index Fund	68,598	4,323,039
American Beacon	Small Cap Value Fund	134,008	3,005,811
	Total mutual funds		113,166,882

Common collective trusts:
T. Rowe Price	Retirement 2040	458,987	12,204,473
T. Rowe Price	Retirement 2030	471,437	11,507,773
T. Rowe Price	Retirement 2025	472,025	10,832,982
T. Rowe Price	Retirement 2045	400,407	10,818,993
T. Rowe Price	Retirement 2035	401,097	10,288,129
T. Rowe Price	Retirement 2050	330,578	8,925,609
T. Rowe Price	Retirement 2055	280,899	7,573,026
Galliard	Stable Return Fund	138,054	7,529,475
T. Rowe Price	Retirement 2020	268,140	5,719,420
T. Rowe Price	Blue Chip Growth	114,251	5,414,360
T. Rowe Price	Retirement 2060	119,771	2,073,234
T. Rowe Price	Retirement 2015	87,638	1,731,719
T. Rowe Price	Retirement 2005	69,488	1,197,285
T. Rowe Price	Retirement 2010	42,314	771,384
T. Rowe Price	Retirement 2065	19,551	212,130
	Total common collective trusts		96,799,992

Common stock:
PacWest Bancorp (a)	Common stock	234,276	5,378,258
	Total investments held at end of year		227,544,225

Notes receivable from participants:
The Plan (a)	373 Notes receivable from participants, interest rates ranging from 3.25% to 9.00%, maturing through May 2048		3,713,339
	Total investments and notes receivable from participants at end of year		$231,257,564

(a) Party-in-interest for which statutory exception exists.

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACWEST BANCORP 401(k) PLAN

Date: June 30, 2023	/s/ JEFFREY T. KRUMPOCH
Jeffrey T. Krumpoch
Authorized Signer
401(k) Plan Committee